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                                                                    EXHIBIT 99.1

Contact:  Robert D. Siegfried/Jessica Barist   Contact:  Calvin L. Reed
          Kekst and Company                              Peak International Ltd.
          (212) 521-4800                                 (619) 385-0308


         PEAK INTERNATIONAL FISCAL FOURTH QUARTER REFLECTS CONTINUING
                          IMPROVEMENT IN ITS BUSINESS

                   --TWO OUTSIDE DIRECTORS NAMED TO BOARD--

FOR IMMEDIATE RELEASE
---------------------

HONG KONG AND AUSTIN, TEXAS, MAY 6, 1999-- Peak Internationa1 Limited (NASDAQ:PEAKF) (AMEX:PTT) today reported that results for its fiscal fourth quarter ended March 31, 1999, reflect continuing improvement in its business, consistent with the strengthening in the semiconductor marketplace.

For the 1999 fiscal fourth quarter, Peak had net sales of $17.7 million, the third consecutive quarter of higher sales. Peak's net income for the quarter was $3.7 million, or $0.28 per share basic and fully diluted. For the fiscal 1998 fourth quarter, which occurred in a stronger semiconductor market, Peak had net sales of $20.2 million and net income of $5.9 million, or $0.43 per share basic and fully diluted.

For the full fiscal year ended March 31, 1 999, Peak had net sales of $66.2 million and net income of $11.8 million, or $0.88 per basic common share and $0.87 per fully diluted share. Net income and net income per share for fiscal 1999 includes a fiscal third quarter special charge totaling $2.0 million relating to the termination of the employment contract of a former executive. For fiscal l 998, Peak had net sales of $73.7 million and net income of $20.6 million, or $ l.6l per basic common share and $1.59 per fully diluted share.

Peak, in addition, announced that it has added two independent outside directors to its Board, bringing the present Board total to four members. The two new directors are Douglas Broyles and Jack Menache. Both have an extensive background and expertise in the technology sector. Mr. Broyles, who has been Involved in venture capital, is among other things, currently President and CEO of Avalon Data, a wireless data communications company. Mr. Menache is Vice President, General Counsel and Secretary of Integrated Device Technology, Inc., a publicly traded semiconductor company.

Calvin L. Reed, Peak's new Chief Executive Officer and President, stated, "We are confident that a new era is underway at Peak. Not only is the company experiencing improvement in its business, but Peak is moving forward with a new management team of proven professional

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executives. This team and the reconstituted Board will be able to provide Peak with a fresh perspective on how to best build the company's inherent values."

During the fiscal 1999 fourth quarter, Peak's tape and reel products continued to gain market share and to steadily grow in their overall importance to the company. Tape products sales were up 7 percent over the previous quarter.

Peak has been able to capitalize through its recycled trays business on customers' interest in cost savings as a result of the downturn the semiconductor industry has experienced over the past year. Peak is the only large scale operator of recycled trays.

Peak's average number of customers was maintained at the same level during the quarter. Peak's location in Asia positions it well to provide local support and short delivery lead time to these assembly businesses.

Peak's factory expansion is on track. A large portion of cash utilized by the company during the past fiscal quarter went toward progress payments to the construction companies working on the new factory building.

Peak has continued to lower its costs by reducing its inventory and by slowing its purchases of raw materials. As a result, Peak's inventory declined 2.4 percent for the quarter ended March 31, 1999.

Peak International Limited is a leading supplier of precision engineered packaging products for the storage, transportation, and automotive handling semi conductor devices electronic components.

This press release contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities and Exchange Act of 1934, as amended. The forward-looking statements reflect the view of Peak with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from these statements. The words "believes," "expects," "anticipates," "intends," "plans," "estimates" and similar expressions identify forward-looking statements. Peak undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new informa tion, future events, or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

                             --  (Table Follows)--

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                           Peak International Limited
                           Income Statement Excerpts
               (all amounts in thousands, except per share data)
                                  (unaudited)


                                              Three Months Ended March 31,

                                                   1999           1998

Net Sales                                         $17,673        $20,166
Cost of Goods Sold                                 10,391         11,552
Gross Profit                                        7,282          8,614

General & Administrative and
Research Development                                2,085          1,730
Selling & Marketing                                 1,459          1,306
Operating Income                                    3,738          5,578

Other Income                                          240            456
Interest Income-net                                    82            313
Profit Before Tax                                   4,060          6,347

Taxation                                              340            492
NET INCOME                                        $ 3,720        $ 5,855
EARNINGS PER SHARE -- BASIC                       $  0.28        $  0.43
                   -- DILUTED                     $  0.28        $  0.43
Weighted Avg. Number of Shares Diluted             13,509         13,695


                                                   Year Ended March 31,

                                                   1999           1998

Net Sales                                         $66,235        $73,705
Cost of Goods Sold                                 39,487         41,048
Gross Profit                                       26,748         32,657

General & Administrative and
Research & Development                              7,338          6,194
Selling & Marketing                                 5,801          5,487
G&A - special charge                                2,000              -
Operating Income                                   11,609         20,976

Other Income                                          887            926
Interest Income-net                                   679            517
Profit Before Tax                                  13,175         22,419

Taxation                                            1,338          1,825
NET INCOME                                        $11,837        $20,594
EARNINGS PER SHARE -- BASIC                       $  0.88        $  1.61
                   -- DILUTED                     $  0.87        $  1.59
Weighted Avg. Number of Shares-Diluted             13,550         12,972

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                          Consolidated Balance Sheet


(in thousands)                    March 31, 1999    March 31, 1998
ASSETS                              (unaudited)
Current assets:
  Cash & cash equivalents               $ 10,597           $19,314
  Accounts receivable-net                 11,829            14,416
  Inventory-net                           26,169            27,941
  Other current assets                     1,241             1,521
  Total Current Assets                    49,836            63,192
Property, plant and
equipment-net                             52,517            26,348

TOTALS                                  $102,353           $89,540

LIABILITIES AND
STOCKHOLDERS' EQUITY

Current Liabilities
  Bank borrowings                              0                89
  Accounts payable                         6,324             7,251
  Taxation                                 3,805             3,800
  Total Current Liabilities               10,129            11,140

  LT Provision                               647                 -
  Deferred income taxes                    1,607               818
Total Liabilities                         12,383            11,958
Stockholders' Equity:
  Share capital                              135               135
  Additional paid-in capital              34,620            34,034
  Retained earnings                       55,954            44,117
  Cumulative translation
  adjustment                                (739)             (704)
Total stockholders'
equity                                    89,970            77,582

TOTALS                                  $102,353           $89,540

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